15046142

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response.....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45718

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-14 AND ENDING 31-Dec-14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Commonwealth Financial Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Cohasset Lane
(No. and Street)

Cherry Hill	**NJ**	**08003**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Laine **856-751-5220**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Laine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Commonwealth Financial Group, Inc.**, as of **December 31, 2014**, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

MARIANNE T. LAINE
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 1/17/2018

This report contains (check all applicable boxes):

X	(a) Facing Page
X	(b) Statement of Financial Condition
X	(c) Statement of Income (Loss)
X	(d) Statement of Changes in Financial Condition
X	(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
X	(g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
	(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
	(k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
X	(l) An Oath or Affirmation
	(m) A copy of the SIPC Supplemental Report.
	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o) Exemption report and audit review

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholder,
Commonwealth Financial Group, Inc.

We have audited the accompanying financial statements of Commonwealth Financial Group, Inc., which comprise the balance sheet at December 31, 2014 and the related statements of operations, changes in shareholder equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to error or fraud.

Auditor's Responsibility

Our responsibility is to express an opinion on these financials statements based on our audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Financial Group, Inc. as of December 31, 2014 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Donahue Associates LLC
Monmouth Beach, New Jersey
February 18, 2015

Commonwealth Financial Group, Inc.
Balance Sheet
As of December 31, 2014

ASSETS

Current assets:	
Cash	$36,689
Prepaid expense	302
Accounts receivable	1,917
Total Assets	$38,908

LIABILITIES & SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$6,352
Total Current Liabilities	$6,352
Shareholder's Equity:	
Common stock: 1,000 shares authorized, stated value $1 1,000 shares issued and outstanding	$1,000
Additional paid in capital	27,130
Retained earnings	4,426
Shareholder's equity	32,556
Total Liabilities & Shareholder's Equity	$38,908

Please see the notes to the financial statements.

Commonwealth Financial Group, Inc.
Statement of Operations
For the Year Ended December 31, 2014

Insurance revenues	$47,271
Mutual fund revenues	121,934
Commission expenses	(33,885)
Net revenues	$135,320
General and administrative expenses:	
Salary expense	$60,197
Insurance expense	32,730
General administration	44,161
Total general and administrative expenses	137,088
Loss from operations	($1,768)
Other income	
Interest income	9
Loss before income tax provision	(1,759)
Provision for income taxes	0
Net loss	($1,759)

Please see the notes to the financial statements.

Commonwealth Financial Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2014

Operating activities:	
Net loss	($1,759)
Changes in other operating assets and liabilities:	
Accounts receivable	(589)
Prepaid expenses	1,561
Accounts payable & accrued expenses	1,832
Net cash provided by operations	$1,045
Net increase in cash during the fiscal year	$1,045
Cash at December 31, 2013	35,644
Cash at December 31, 2014	$36,689

Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$600

Please see the notes to the financial statements.

Commonwealth Financial Group, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2014

	Common Shares	Common Value	Paid In Capital	Retained Earnings	Total Equity
Balance at December 31, 2013	1,000	$1,000	$27,130	$6,185	$34,315
Net loss				(1,759)	(1,759)
Balance at December 31, 2014	1,000	$1,000	$27,130	$4,426	$32,556

Please see the notes to the financial statements.

Commonwealth Financial Group, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2014

1. Organization

Commonwealth Financial Group, Inc. (the Company) is a privately held corporation formed in Virginia in 1993 for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA). The Company sells various investments to individual clients located in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- Commission revenues and related fees are recorded when they become due and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company accounts for income taxes in accordance with generally accepted accounting principles which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2014, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. All tax returns from fiscal years 2011 to 2013 are subject to IRS audit.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, accounts receivable, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2014.

4. Related Party Transactions

During fiscal year 2014, the Company's sole shareholder and chief executive officer provided office space to the Company at no cost.

5. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows. There was no material differences between net capital as per this report and the net capital previously filed.

CREDIT:	
Shareholders' equity	$32,556
DEBITS:	
Non-allowable assets:	
Prepaid expenses	(302)
Accounts receivable	(1,917)
NET CAPITAL	$30,337
Less haircuts	0
ADJUSTED NET CAPITAL	$30,337
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$25,337
AGGREGATE INDEBTEDNESS:	$6,352
AGGREGATE INDEBTEDNESS TO NET CAPITAL	20.94%
Excess net capital previously reported on Form X-17A-5	$25,337
Less adjustments	0
Excess net capital per audited report	$25,337

6. Income Taxes

Provision for income taxes is comprised of the following:

Net income (loss) before provision for income taxes	($1,768)
Current tax expense:	
Federal	$0
State	0
Total	$0
Less deferred tax benefit:	
Tax loss carryforwards	(919)
Less allowance for tax recoverability	919
Provision for income taxes	$0
Deferred tax asset:	
Tax loss carry forwards	$919
Less valuation allowance	(919)
Net deferred tax asset	$0

Note: The deferred tax benefits arising from the timing differences expires in fiscal year 2034 and may not be recoverable upon the purchase of the Company under current IRS statutes.

7. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2014 through the date of this report and found no material subsequent events reportable during this period.

Commonwealth Financial Group, Inc.
38 Cohasset Lane
Cherry Hill, NJ 08003

December 31, 2014

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Commonwealth Financial Group, Inc. is exempt from Rule 15c3-3 reporting pursuant to provision 15c-3(k)(2)(i) of SEC Rule 15c3-3 (the "exemption provisions").

Commonwealth Financial Group, Inc. met the identified provision throughout the most recent fiscal year without exceptions as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with our activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Thank you.

Jeff Laine
President

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements included in the accompanying exemption report in which Commonwealth Financial Group, Inc. identified the provisions of SEC Rule 15c3-3 paragraph k(2)(i) under which the Company claimed an exemption from SEC Rule 15c3-3 and the Company stated that it has met the identified exemption provisions through the fiscal year ending December 31, 2014, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is an expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of SEC Rule 15c3-3.

Donahue Associates LLC

Donahue Associates LLC
Monmouth Beach, N.J.
February 18, 2015